Exhibit C

midwesco Filter Resources, Inc.

ORGANIZATIONAL ANNOUCEMENT

February 16, 2006

The five year strategic plan adapted in 2005 for MFRI’s Filter Group called for the business to grow sales revenues to nearly $120 million by 2010 and to steadily improve its operating profit as a percentage of sales to 15.0 during this period.

One of the key success elements identified in the strategic plan was to develop a “one company” approach to our various marketplaces. The first step was taken when we consolidated the North American marketing and selling resources in Winchester, VA and Cicero, IL under McLeod Stephens’ leadership as Senior Vice President, North American Marketing and Sales.

In another step forward in the implementation of our strategic plan we are dissolving the general manager’s role at TDC and creating a function oriented organizational structure in North America. Effective immediately, Joe Marcinski will become responsible for the manufacturing and related activities at both Winchester and Cicero as Vice President, North American Operations.

A generalized schematic of the North American organization will look like:

The human resource activities in Cicero will continue reporting to the Controller, Otilia Esparza and the human resource activities in Winchester will continue reporting to the President.

Until his retirement in June, Herb Sturm will continue to direct the material and marketing services efforts in Winchester reporting to the President. Upon his retirement, these activities will be deployed into the organization announced above.

Gene K. Ogilvie, President	Copy:	David Unger	CPE
Midwesco Filter Resources, Inc.		Brad Mautner	UPC
Michael Bennett

midwesco Filter Resources, Inc.

Filter Group Global Sourcing & Procurement Organization

February 17, 2006

Relentless pursuit of lower material costs is the single largest ingredient to improving the financial success of MFRI’s Filter Group. Sourcing and procurement of these materials must be conducted on a global basis to be competitive on a global basis. It is recognized that lower material costs can come as the result of (1) buying current materials at a lower cost, (2) new product designs that allow lower cost materials to be utilized and/or (3) changing manufacturing methods to allow lower cost materials to be incorporated.

To that end, we have formed the Filter Group Global Sourcing and Procurement Team. Jorgen Poulsen, Managing Director Nordic Air Filtration, effective immediately, will serve additionally as Director of Global Sourcing and Procurement. It is envisioned the global sourcing and procurement effort will be conducted in three phases: (1) finding sources, (2) qualifying those sources and (3) procuring from those sources.

While everyone in the Filter Group is encouraged to help us find new potentially lower cost material sources, the primary “finders” will be Jorgen Poulsen, Paul Condliffe, Keith Ogilvie and Gene Ogilvie.

Qualifying new sources and materials is a critical part of the effort to drive our material costs lower. It is understood that material testing, prototyping and process(manufacturing) evaluations will involve many of us in the organization but, the primary role of qualifying a new source/material will reside with Jorgen Poulsen, Jacob Jacobsen, McLeod Stephens, Tom Anderson, Dan Modesto, Joe Marcinski, Keith Ogilvie and Gene Ogilvie(the “qualifiers”).

Procurement activities throughout the Filter Group will continue to reside with the local purchasing organizations through their replenishment material models in support of our customer driven product delivery needs. Jesper Bonde, Sue Gubala and Randy McAvoy will be working with the Group’s finders and qualifiers to shorten the time required to realize material cost reductions and have a dotted line reporting relationship to Jorgen Poulsen.

Filter Group Global Sourcing & Procurement Organization—Page 2

Overall, the effective management of this effort under Jorgen’s direction will be coordinated using a limited access website that will host the various “projects” in process and generate progress reports and measurements. Organizationally, the sourcing/procurement effort is schematically depicted below:

Filtration media is our largest material cost. It will be the initial primary focus of the group. We, as an organization, must be willing to change vendors, materials of construction, product design, methods of manufacture or whatever else it may take to drive our material costs down.

Please join the effort. Share you thoughts and ideas with Jorgen. I can assure you this group will be action oriented. They are already moving forward on a number of very exciting cost reduction fronts which could dramatically affect our 2006 financial performance. The group will be active on a daily basis and will report to you in appropriate ways our progress.

Gene K. Ogilvie, President

Midwesco Filter Resources, Inc.

Copy: David Unger

Brad Mautner
Michael Bennett
CPE
UPC